

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2010

David H. Gransee
Vice President and Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

> **Re:** **Manitex International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the quarterly periods ended**
> **March 31, 2010**
> **Amendment No. 1 to Form 8-K dated December 31, 2009**
> **File No. 001-32401**

Dear Mr. Gransee:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page 54

Note 3. Summary of Significant Accounting Policies, page 61

1.   We note that you disclose a revenue recognition policy for bill and hold
        arrangements. Please tell us the amount of revenues recorded related to bill and
        hold arrangements for each period presented.

2.   In addition, please tell us how you evaluate these arrangements to determine when
        to recognize revenue including how you considered each of the factors in SAB
        Topic 13.A.3(a).

Note 9. Goodwill and Other Intangible Assets, page 73

3.   Please describe to us in more detail the methods and assumptions used to
        determine your estimated fair value as of October 1, 2009 for purposes of your
        goodwill impairment analysis.

4.   Further, we note your disclosure that during the fourth quarter 2009 and as of
        December 31, 2009, your market capitalization was below book value. It also
        appears that this continued to be true throughout the first quarter of 2010. Please
        describe to us in more detail your consideration of your market capitalization in
        your evaluation of fair value as part of your goodwill analysis.

5.   Please tell us the amount of goodwill by reportable segment and how you
        considered the disclosure requirements of FASB ASC 805-30-50-1(e).

Note 18. Acquisitions, page 84

6.   Please provide us with your significance calculations under Instruction 4 to Item
        2.01 of Form 8-K and Rule 8-04(b) of Regulation S-X for your acquisition of
        Badger Equipment Company on July 10, 2009.

7.   You disclose that the fair value of the stock consideration was established using
        the guideline public company method to establish an enterprise value for the
        company at the transaction date. As a result, you valued the 300,000 shares
        issued at $3.25 per share, or an aggregate value of $976,000. We note that the
        NASDAQ closing price of your stock on the date of the acquisition, July 10,
        2009, was $0.74. You note that you considered this value but believe it was not a
        reliable indicator of the value for the company because trading volume on your
        stock is very limited, the company does not provide guidance nor is there is any
        significant analyst coverage. Describe to us the method and significant

assumptions used in your valuation and explain how you considered FASB ASC 805-30-30-7 in determining the fair value of the common shares issued in the acquisition.

8.   Please explain to us the purpose and rationale for the pro forma adjustment to move the gain on bargain purchases of $3,815,000 from 2009 to 2008 and a similar adjustment in Note 5 of your March 31, 2010 Form 10-Q to move the gain on bargain purchases of $3,715,000 and a tax benefit of $1,893,000 to the first quarter from the third quarter and fourth quarters. Tell us why you made these adjustments and how you considered the guidance in Article 11-02(b)(5) of Regulation S-X. Refer to our comments below on your pro forma financial information included in your Form 8-K.

9.   We note the various disclosures in this section with respect to your use of independent appraisals. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Controls and Procedures, page 110

10.   We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, please revise that definition to be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, in future filings you may remove the definition.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 16. Transactions between the Company and Related Parties, page 25

11.   Please tell us the significant terms of the transaction whereby, in January 2009, Mr. Langevin assigned his ownership interest in GT to Bob Litchev, a Senior Vice President of Manitex International, Inc. Tell us the amount of and the type of consideration paid by Mr. Litchev to Mr. Langevin for the ownership interest in GT.

David H. Gransee
Manitex International, Inc.
July 13, 2010
Page 4

Amendment No. 1 to Form 8-K dated December 31, 2009

Exhibit 99.3 Unaudited Pro Forma Condensed Consolidating Financial Statements

12.   In your unaudited pro forma condensed consolidating statement of income for the year ended December 31, 2008, you include an adjustment to eliminate the historical goodwill impairment of Terex Load King of $7,992,000. Please tell us how you considered the guidance in Article 11-02(b)(6) of Regulation S-X. In this regard, discuss the basis for eliminating the historical goodwill impairment charge recorded by Terex.

13.   Further, you also include an adjustment to include a gain on the bargain purchase of Terex Load King of $2,832,000. Please tell us how you considered the guidance in Article 11-02(b)(5) of Regulation S-X. In this regard, discuss why you believe it was appropriate to include the gain on bargain purchase since it appears that this adjustment is a nonrecurring credit that is directly attributable to the transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David H. Gransee
Manitex International, Inc.
July 13, 2010
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3676 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant